EXHIBIT 1.01

RESIGNATION

I, Michael Rouse, hereby resign from my position as both President and member of the Board of Directors of Turbine Truck Engines, Inc., effective May 10, 2015. I certify that there is no known disagreement between the Company and myself, as defined in 17 CFR 240.3b-7, on any matter relating to the Company’s operations, policies or practices, nor have I been removed for cause.

By:	/s/ Michael Rouse
Michael Rouse
Dated: May 10, 2015